                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 11-K

                    Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934


                  For the fiscal year ended December 30, 1999

                         Commission File No. 000-14371

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            COMPUCOM SYSTEMS, INC.
                               7171 Forest Lane
                              Dallas, Texas 75230


Registrant's telephone number, including area code  (972) 856-3600

REQUIRED INFORMATION


                                                                                        PAGE NO.
(1)     FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES:

        The following financial statements, including Independent Auditors'
        Report thereon of CompuCom Systems, Inc. 401(k) Matched Savings Plan are submitted herewith:

        Independent Auditors Report                                                       1

        Statements of Net Assets Available for Benefits as of December 30, 1999
        and December 31, 1998                                                             2

        Statements of Changes in Net Assets Available for Benefits for the years
        ended December 30, 1999 and December 31, 1998                                     3

        Notes to Financial Statements                                                     4

        Schedule I - Schedule of Assets Held for Investment Purposes at End of
        Year - December 30, 1999                                                         11

        Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(2)     EXHIBITS:

        Exhibit 23 - Consent of Independent Auditors

SIGNATURE
---------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of CompuCom Systems, Inc. 401(k) Matched Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     COMPUCOM SYSTEMS, INC.
                                     401(k) MATCHED SAVINGS PLAN



Date: July 10, 2000                  By:   /s/ M. Lazane Smith
                                         ------------------------
                                     M. Lazane Smith
                                     Senior Vice President, Finance,
                                     and Chief Financial Officer

                         Independent Auditors' Report


The Participants and Plan Administrator
CompuCom Systems, Inc. 401(k) Matched Savings Plan:



We have audited the accompanying statements of net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 30, 1999 and December 31, 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 30, 1999 and December 31, 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year-December 30, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/ KPMG LLP

Dallas, Texas
July 10, 2000

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                    December 30, 1999 and December 31, 1998

                                                                                  1999                  1998
                                                                            ------------------    ------------------
Assets:
    Investments (note 3):
       Investments in stocks and mutual
          funds, at quoted market prices                                  $        61,531,395     $      37,283,751

       Loan fund, at unpaid principal balance, which
          approximates fair value                                                   1,700,922             1,301,633
                                                                            ------------------    ------------------

                Total investments                                                  63,232,317            38,585,384

    Cash                                                                               91,631                65,331


    Receivables:
       Employer's contributions                                                       655,798               652,617
       Employees' contributions                                                        61,628               355,118
                                                                            ------------------    ------------------

             Total assets                                                          64,041,374            39,658,450

Liabilities - refunds payable (note 5)                                               (146,446)             (210,688)
                                                                            ------------------    ------------------

             Net assets available for benefits                            $        63,894,928     $      39,447,762
                                                                            ==================    ==================

See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

          Statements of Changes in Net Assets Available for Benefits

              Years ended December 30, 1999 and December 31, 1998

                                                                                  1999                 1998
                                                                            ------------------   ------------------
Additions to net assets attributed to:
    Employer's contributions                                             $          2,635,122    $       2,401,807
    Employees' contributions                                                        8,507,321            8,148,530
    Net assets transferred from other plans (note 1)                               12,885,780              855,443
    Investment income:
       Interest and dividends                                                       3,055,486            1,902,211
       Net appreciation in
          fair value of investments (note 3)                                        7,517,872              518,350
                                                                            ------------------   ------------------

             Net investment income                                                 10,573,358            2,420,561
                                                                            ------------------   ------------------

             Total additions                                                       34,601,581           13,826,341

Deductions from net assets attributed to:
    Administrative fees                                                              (165,496)            (166,474)
    Withdrawals                                                                    (9,988,919)          (4,600,347)
                                                                            ------------------   ------------------

             Total deductions                                                     (10,154,415)          (4,766,821)
                                                                            ------------------   ------------------

             Net increase                                                          24,447,166            9,059,520

    Net assets available for benefits:
    Beginning of year                                                              39,447,762           30,388,242
                                                                            ------------------   ------------------

    End of year                                                          $         63,894,928    $      39,447,762
                                                                            ==================   ==================

See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                    December 30, 1999 and December 31, 1998


(1)  Description of the Plan

     (a)  General

          The CompuCom Systems, Inc. 401(k) Matched Savings Plan (the "Plan") is a defined contribution plan covering substantially all employees of CompuCom Systems, Inc. ("CompuCom" or the "Company/Employer"). Employees are eligible to participate in the plan after six months of qualifying service. The following description of the Plan is provided for general informational purposes only. Participants should refer to the Plan documents for more complete information.

          The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

          The Company serves as the Plan Administrator; however, the Plan operates under a contract administration agreement, whereby an independent third-party investment firm ("Investment Firm") assists the Company in this capacity. The Investment Firm maintains a separate account for each participant reflecting the participant's cost and market value of investments. The Investment Firm also serves as the trustee and makes distributions from a participant's account in accordance with the terms of the Plan document.

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

          During 1999, net assets totaling approximately $12.2 million were transferred into the Plan relating to the acquisition by Compucom of the Technology Acquisition Services Division from ENTEX Information Services, Inc. During 1999, the Plan changed its year-end to December 30.


     (b)  Vesting

          Participants are fully vested in their individual contributions to the Plan. Employer's matching contributions vest 50% after two years of service and 100% after three years of service. A year of service is a consecutive 12-month period during which an employee has completed 1,000 hours of service.

     (c)  Contributions

          The Company matches 50% of each participant's qualifying contribution up to 4% of the participant's basic compensation. The Company also matches an additional 25% on each participant's next 2% (over and beyond the first 4%) of qualifying contributions. During 1999

                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                    December 30, 1999 and December 31, 1998

          and 1998, the Company contributed $2,635,122 and $2,401,807, respectively, to participants' accounts.

          Contributions are invested in one or more investment funds at the discretion of the participant, one of which includes the Company's Common Stock. The funds allocated to a participant's account are received by the Trustee in cash and are held in cash until they are invested in the appropriate funds.

     (d)  Participants' Accounts

          Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (e)  Withdrawals

          Participants may request a withdrawal of all or a portion of their elective contribution account balances if the withdrawal qualifies as a "Financial Hardship" as defined by the Internal Revenue Service. The Plan Administrator must approve the request and the hardship withdrawal will be taxed to the participant as ordinary income and may be subject to an additional government imposed penalty tax. Upon the attainment of age 59-1/2, participants may withdraw without penalty from their participant's account an amount which is equal to any whole percentage of their vested interest.

     (f)  Loans to Participants

          Upon request of a participant, the Plan Administrator, in its sole discretion, may make a loan to the participant. Participant loan amounts may not exceed $50,000 or 50% of the participant's vested account balance. The maximum term for any loan is five years. Loans bear interest at rates determined by the Plan Administrator ranging from 10.25% to 11.25% in 1999.

     (g)  Expenses of Plan

          The expenses for administration of the Plan, including the expenses of the administration and fees of the Trustee, shall be paid from the Plan, unless CompuCom (the Sponsor) elects to make payment. The Sponsor paid $165,496 in fees relating to the Plan during 1999 and $166,474 in 1998.

(2)  Summary of Significant Accounting Policies

     The accompanying financial statements have been prepared on the accrual basis of accounting. The investments in mutual funds and Company common stock are stated at fair value and are based on closing market quotations. The investment in participant loans is stated at the unpaid principal balance of the loans, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Expenses relating to the purchase or sale of investment securities are added to the cost or deducted from the proceeds, respectively.

                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                    December 30, 1999 and December 31, 1998

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(3)  Investment Programs

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters ("SOP 99-3"). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 30, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

     The Company's matching contributions to the Plan are invested in CompuCom's common stock and investment funds in proportion to the participants' contributions in connection with the matching provision of the Plan. Funds from previous companies' plans and rollovers from qualified plans are invested in the investment funds at the participants' direction. Provisions of the Plan allow participant contributions in 1% increments to be invested in any of the funds, including CompuCom common stock.

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

     The investment programs of the Plan are as follows:

     (a)  CompuCom Stock Fund

          Contributions are invested in the Company's common stock. The Company has entered into a contractual agreement for the purchase and liquidation of shares of Employer stock.

     (b)  Fidelity Magellan Fund

          Contributions are invested in a pooled fund of common stocks and securities convertible to common stock. The performance of the fund is related to market gains and losses.

     (c)  Fidelity Puritan Fund

          Contributions are invested in a pooled fund of a broad list of securities, including common stocks, preferred stocks and bonds, including high-yield, low-quality bonds. The value of this fund depends on the performance of the stocks and bonds in which this fund is invested.

                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                    December 30, 1999 and December 31, 1998

     (d)  Fidelity Managed Income Portfolio Fund

          Contributions are invested in a pooled fund of investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. The fund strives to preserve the principal investment while earning interest income.

     (e)  Fidelity U.S. Equity Index Fund

          Contributions are invested in a pooled fund of common stocks publicly traded in the United States. The fund attempts to duplicate the composition and return of the Standard & Poor's 500. The performance of the fund is related to market gains and losses.

     (f)  Fidelity Blue Chip Growth Fund

          Contributions are invested primarily in common stocks of well-known and established companies, by normally investing at least 65% of total assets in blue chip companies (those with a market capitalization of at least $200 million, if the company's stock is included in the S&P 500 or the Dow Jones Industrial Average, or $1 billion if not included in either index).

     (g)  Fidelity Growth Company Fund

          Contributions are invested in a pooled fund of common stocks and securities convertible into common stock. The performance of the fund is related to market gains and losses.

     (h)  Fidelity Short-Intermediate Government Fund

          Contributions are invested in a pooled fund of U.S. Government securities and instruments related to U.S. Government securities. The fund normally maintains a dollar weighted average maturity of two to five years.

     (i)  Fidelity Broadly Diversified International Equity Fund

          Contributions are invested in a pooled fund of securities of any issuer, including companies and other business organizations as well as governments and government agencies. The fund tends to focus on the equity securities of both large and small companies. The performance of the fund is related to market gains and losses.

     (j)  Fidelity Growth and Income Portfolio

          Contributions are invested in common stocks with a focus on those that pay current dividends and show potential capital appreciation. The fund may also invest in bonds, including lower quality debt securities.

                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                    December 30, 1999 and December 31, 1998

     (k)  Fidelity Retirement Money Market Fund

          Contributions are invested in a pooled fund of high-quality U.S. dollar denominated money market securities of domestic and foreign issuers, including U.S. Government securities and repurchase agreements.

                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                    December 30, 1999 and December 31, 1998

          The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified:

                                                                  December 30,        December 31,
                                                                      1999                1998
                                                                ----------------    ----------------
            Investments at estimated fair value
                determined by quoted market price:
                  CompuCom Systems, Inc.
                    common stock                                $     4,284,150     $    3,504,631
                  Fidelity Magellan Fund                             18,455,735         12,704,102
                  Fidelity Puritan Fund                               6,997,444          7,472,528
                  Fidelity U.S. Equity Index Fund                     9,904,789          6,514,046
                  Fidelity Growth Company Fund                        7,662,430          2,286,999
                  Fidelity Blue Chip Growth Fund                      3,108,889                 --
                  Fidelity Retirement Money Market
                    Fund                                              3,005,394          2,473,480
                  Other                                               8,112,564          2,327,965
                                                                ----------------    ----------------
                                                                     61,531,395         37,283,751
            Investments at estimated fair value -
                participant loans                                     1,700,922          1,301,633
                                                                ----------------    ----------------

                                                                $    63,232,317     $   38,585,384
                                                                ================    ================

     The Plan's investments (including investments bought, sold, as well as those held during the year) appreciated (depreciated) in fair value as follows:

                                                                  December 30,        December 31,
                                                                      1999                1998
                                                                ----------------    ----------------
            CompuCom Systems, Inc. common stock                 $       488,291     $   (3,892,255)
            Fidelity Magellan Fund                                    1,981,137          2,511,315
            Fidelity Puritan Fund                                      (411,361)           286,904
            Fidelity Blue Chip Growth Fund                              553,799                 --
            Fidelity U.S. Equity Index Fund                           1,456,434          1,147,923
            Fidelity Growth Company Fund                              2,756,414            408,533
            Fidelity Broadly Diversified International
                Equity Fund                                             597,710                 --
            Other                                                        95,448             55,930
                                                                ----------------    ----------------

                                                                $     7,517,872     $      518,350
                                                                ================    ================

                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                    December 30, 1999 and December 31, 1998

(4)  Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated May 31, 2000 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     The federal income tax status of the participants with respect to their contributions to the Plan is described in information submitted to the participants and, subject to certain limitations, such contributions are tax deferred.

(5)  Refunds Payable

     At December 30, 1999 and December 31, 1998, the Plan has recorded refunds payable of $146,446 and $210,688, respectively. The refunds relate to amounts due to certain employees of the Company based upon nondiscrimination tests for deferrals and employee after-tax contributions to the Plan.

                                                                      Schedule 1

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                Schedule of Assets Held for Investment Purposes
                      at End of Year - December 30, 1999

                                                             Number of                                  Current
                 Identity of issue                          shares or units                              value
---------------------------------------------------     ---------------------                       ---------------
CompuCom Stock Fund:
     CompuCom Systems, Inc.
        common stock*                                        1,088,038                              $     4,284,150

Fidelity Magellan Fund*                                        135,634                                   18,455,735

Fidelity Puritan Fund*                                         368,675                                    6,997,444

Fidelity Managed Income Portfolio*                           1,635,557                                    1,635,557

Fidelity U.S. Equity Index Fund*                               190,770                                    9,904,789

Fidelity Blue Chip Growth Fund*                                 51,815                                    3,108,889

Fidelity Growth Company Fund*                                  130,114                                    7,662,430

Fidelity Short-Intermediate
     Government Fund*                                          191,481                                    1,796,097

Fidelity Broadly Diversified International

     Equity Fund*                                               90,553                                    2,310,917

Fidelity Growth and Income Portfolio*                           50,361                                    2,369,993

Fidelity Retirement Money Market Fund*                       3,005,394                                    3,005,394

Participant loans*                                                  --                                    1,700,922
                                                                                                      -------------
                                                                                                    $    63,232,317
                                                                                                      =============

*Party-in-interest

See accompanying independent auditors' report.